UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             MEIGUO VENTURES I, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   585260 102
                                 (CUSIP Number)

                                 Teresita Rubio
                           5155 Spectrum Way, Unit #5
                         Mississauga, ON, Canada L4W 5A1
                                 (647) 426-1640
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 585260 102                                           Page 2 of 5 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Teresita Rubio
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,065,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,065,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,065,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.77% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.0001 par value, of Meiguo Ventures I, Inc., a Delaware corporation ("Meiguo" or the "Issuer"). The address of Meiguo's principal office is 5155 Spectrum Way, Unit #5, Mississauga, ON, Canada L4W 5A1.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Teresita Rubio

     (b)  Business Address

          5155 Spectrum Way, Unit #5, Mississauga, ON, Canada L4W 5A1.

     (c)  Present Principal Occupation

          Ms. Rubio is the President and Chief Executive Officer and a member of the Board of Directors of Meiguo Ventures I, Inc.

     (d)  During  the last ten  years,  Ms.  Rubio has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last ten years, Ms. Rubio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Rubio acquired 1,000,000 shares of Meiguo Common Stock from David W. Keaveney, the former President of Meiguo Ventures I, Inc. for an aggregate consideration of $50.00 on March 23, 2011. Ms. Rubio had previously acquired 65,000 shares of Meiguo Common Stock for an aggregate consideration of $650.00 in Meiguo's Regulation S offering in January 2010. The source of funds used to acquire the above shares was the personal money of Ms. Rubio.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Ms. Rubio. Ms. Rubio currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Meiguo or the disposition of securities of Meiguo;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,   involving  Meiguo  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Meiguo or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Meiguo, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Meiguo;

     (f)  Any other material change in Meiguo's business or corporate structure;

     (g) Changes in Meiguo's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Meiguo by any person;

     (h) Causing a class of securities of Meiguo to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Meiguo  becoming  eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 4,132,559 shares of Meiguo Common Stock outstanding. Ms. Rubio beneficially owns 1,065,000 shares of Meiguo Common Stock or approximately 25.77% of Meiguo's issued and outstanding Common Stock.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------

     (b)  Power to Vote and Dispose

          Ms. Rubio has sole dispositive and voting power over these 1,065,000 shares.

     (c)  Transactions within the Past 60 Days

          Other than the purchase of shares on March 23, 2011, Ms. Rubio has not engaged in any transactions in common stock of Meiguo during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               March 28, 2011
                                               ---------------------------------
                                                  (Date)

                                               /s/ Teresita Rubio
                                               ---------------------------------
                                               Signature

                                               Teresita Rubio
                                               ---------------------------------
                                               Name